David G. Peinsipp (415) 693-2177 dpeinsipp@cooley.com	VIA FACSIMILE AND FEDEX

November 2, 2009

Kathleen Collins

Jason Niethamer

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 0306

Re: Veraz Networks, Inc. (File No. 001-33391)

Dear Ms. Collins:

On behalf of Veraz Networks, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 28, 2009, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 (the “Comment Letter”). This letter serves to request that the Company be granted an extension of time to provide a response to the Staff’s Comment Letter (the “Response”). The Company respectfully advises the Staff that it is working with internal accounting and legal personnel and its independent accounting firm to prepare the Response. The Company is requesting additional time to respond due to the fact that the process currently underway for the completion and filing of the Form 10-Q for the Company’s third fiscal quarter of 2009 has not allowed the Company’s accounting and legal staff adequate time to finalize the Response. Any Comments applicable to disclosures in the Company’s Form 10-Q will be duly taken into consideration in connection with the preparation and filing thereof

Pursuant to this letter, we confirm that the Company will respond to the Comments contained in the Comment Letter on or prior to December 4, 2009. Please call me at (415) 693-2177 or Jim Fulton of this office at (650) 843-5103 with any questions or concerns regarding this matter.

Sincerely,

/s/ David G. Peinsipp

cc:	Eric Schlezinger (General Counsel of Veraz Networks, Inc.)
Jim Fulton

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